UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to                     .

Commission file number 0-21918

A.	Full title of the plan and the address of the plan, if different from that of the issued named below:

FLIR Systems, Inc. 401(k) Savings Plan

27700A S.W. Parkway Avenue

Wilsonville, Oregon 97070

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers:

FLIR Systems, Inc.

27700A S.W. Parkway Avenue

Wilsonville, Oregon 97070

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Financial Statements and Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

FLIR Systems, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of FLIR Systems, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule – schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Portland, Oregon

June 27, 2008

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Investments, at fair value:
Fidelity Retirement Money Market Portfolio	$6,450,693	$5,636,823
Shares in registered investment company funds:
Baron Growth Fund	9,034,489	8,142,621
DFA Emerging Markets Value Portfolio Fund	12,893,830	7,373,268
Vanguard Mid-Cap Index Fund	—	6,196,668
Vanguard Mid-Cap Index Fund Signal	6,703,318	—
PIMCO Total Return Fund	7,015,144	5,756,041
Dodge & Cox Stock Fund	5,802,109	4,766,554
Lord Abbett Mid Cap Value Fund	—	2,089,065
Growth Fund of America	2,541,749	1,791,089
Goldman Sachs Mid Cap Value Fund	2,171,774	—
Royce Pennsylvania Mutual Investment Fund	28,632	—
Spartan US Equity Index Fund	6,815,640	6,755,272
Fidelity Contrafund	12,375,793	9,817,875
Fidelity Balanced Fund	6,972,334	6,255,102
Fidelity Diversified International Fund	9,239,236	7,845,743
Fidelity Freedom Income Fund	195,168	165,872
Fidelity Freedom 2000 Fund	1,314	3,010
Fidelity Freedom 2005 Fund	99,370	318,726
Fidelity Freedom 2010 Fund	206,847	92,189
Fidelity Freedom 2015 Fund	1,713,738	1,369,918
Fidelity Freedom 2020 Fund	592,022	308,439
Fidelity Freedom 2025 Fund	1,332,149	865,214
Fidelity Freedom 2030 Fund	1,442,777	1,100,755
Fidelity Freedom 2035 Fund	482,137	320,123
Fidelity Freedom 2040 Fund	261,707	408,089
Fidelity Freedom 2045 Fund	98,363	2,550
Fidelity Freedom 2050 Fund	11,172	—
Common and collective trust:
Fidelity Managed Income Portfolio Fund	1,416,011	1,283,464
Common stock:
FLIR Systems, Inc.	33,517,241	19,281,330
Participant loans	918,120	875,200

Total investments	130,332,877	98,821,000

Receivables:
Participant contributions	—	61,164
Employer contributions	—	29,290

Total receivables	—	90,454

Net assets available for benefits at fair value	130,332,877	98,911,454
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	15,389	12,900

Net assets available for benefits	$130,348,266	$98,924,354

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Participant contributions	$7,970,183	$6,644,433
Rollover contributions	1,253,934	1,154,475
Employer contributions	3,570,318	3,121,074
Interest and dividend income	5,264,783	4,180,507

Total additions	18,059,218	15,100,489

Deductions:
Benefits and withdrawals paid to participants	9,010,935	5,638,274
Administrative expenses	2,584	2,595

Total deductions	9,013,519	5,640,869

Net appreciation in fair value of investments	22,378,213	11,595,874

Net increase	31,423,912	21,055,494
Net assets available for benefits, beginning of year	98,924,354	77,868,860

Net assets available for benefits, end of year	$130,348,266	$98,924,354

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Plan Description

The following description of the FLIR Systems, Inc. 401(k) Savings Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

(a)	General

The Plan is a defined contribution plan established by FLIR Systems, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Under the terms of the agreement between the Company and Fidelity, all investments of the Plan are held in a trust by the Fidelity Management Trust Company (the Trustee). A committee composed of management employees of the Company administers the Plan.

(b)	Eligibility

Employees are eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement and is not a nonresident alien.

Prior to December 2006, qualifying employees were able to participate in the Plan on the first day of the month following employment. Beginning in January 2007, eligible employees are automatically enrolled in the Plan after their first 60 days of employment with a contribution of 3% of compensation to the age-appropriate Fidelity Freedom Fund. Eligible employees who do not want to participate in the Plan are required to explicitly decline to participate.

(c)	Contributions

Eligible employees may contribute an amount between 1% and 100% of compensation as defined by the Plan, not to exceed the maximum amount allowed under the federal tax laws. The Company may, at the discretion of management, make a matching and/or profit sharing contribution to the Plan. In 2007 and 2006, the discretionary matching contributions were equal to 50% of the employee’s contributions of up to 15% of compensation. The Company matching contributions to the Plan are allocated based on participant-elected allocation percentages.

4	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(d)	Vesting

Participants are fully vested in their contributions, transfers from other qualified plans and the earnings thereon. Vesting in the participant’s share of Company matching and discretionary profit sharing contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 1	—%
1	33
2	67
3	100

Prior to completing three years of service, a participant becomes 100% vested in the participant’s share of Company matching contributions and the earnings thereon upon reaching age 55, death, or total and permanent disability while employed.

(e)	Participant Loans

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $2,500 minimum and certain other restrictions. As the participant repays these loans, the proceeds, including interest, are returned to the participant’s account. Loans are repayable through payroll deductions over periods ranging up to five years. Prior to June 1, 2000, participants were allowed to repay loans over periods greater than five years if for the purchase of a primary residence. The interest rate on loans is the prime rate on the first business day of the month in which the participant requests the loan plus 1.0%. Interest rates on outstanding loans at December 31, 2007 ranged from 4% to 9.25%, with maturities through 2055.

(f)	Benefits

Upon termination of service due to death, disability, or retirement, a participant (or in the case of death, the participant’s beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed the beneficiary’s assumed life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(g)	Withdrawals

Except upon death, total disability, termination, or retirement, withdrawal of participant balances requires approval of the Plan Administrator. Such approval is limited to cases of financial hardship, as allowed by the IRC.

5	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(h)	Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s matching contributions and an allocation of the Plan’s net earnings and related administrative expenses. Allocation of earnings is based on the number of units of various investment funds assigned to each participant’s account.

(i)	Breaks in Service and Forfeited Accounts

A one-year break in service occurs in any plan year during which a participant does not have more than 1,000 hours of service. Upon returning to the Company before five one-year breaks in service, a participant’s nonvested account balance will be restored, provided any vested amounts distributed are repaid to the Plan. Any forfeiture of nonvested portions of the Company’s contribution account balance is utilized to offset Company contributions. During 2007 and 2006, forfeitures totaling approximately $162,000 and $53,000, respectively, were used to reduce employer contributions. At December 31, 2007 and 2006, forfeitures totaling approximately $300 and $122,000, respectively, were available to reduce future employer contributions.

(j)	Investment Options

Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into a variety of funds offered by Fidelity and FLIR Systems, Inc. common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving FLIR Systems, Inc. common stock are subject to the Company’s insider trading policy.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)	Investment Valuation

The Fidelity Managed Income Portfolio Fund (the MIP Fund) is a common and commingled trust fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and US government securities. The GICs are fully benefit-responsive. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

6	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

As required by FSP, the statements of net assets available for benefits present the fair value of the investments in common commingled trust fund relating to fully benefit-responsive investment contracts as well as the adjustment of the investments in common commingled trust fund relating to fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the MIP Fund was calculated by discounting the related cash flows and the fair values of the underlying investments and the wrapper contracts using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The overall effective yield and crediting interest rate for that fund was approximately 4.8% and 4.2%, respectively, for 2007 and 4.8% and 4.3%, respectively, for 2006.

The Plan’s investments in shares of registered investment company funds are stated at fair value which is based on the quoted market price of the underlying investments. The FLIR Systems, Inc. Common Stock Fund is stated at the quoted fair value of the Company’s common stock. Participant loans are valued at cost which approximated fair value.

The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(c)	Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation in Fair Value of Investments

Net appreciation consists of the net change in unrealized appreciation during the year on investments held at the end of the year and the net realized gain and loss on investments sold during the year.

Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

7	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(e)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(f)	Administrative expenses

Administrative expenses are generally paid by the Plan Sponsor. Certain loan and distribution expenses are paid by the respective participant from their account balance and are included in the statement of changes in net assets available for benefits.

(g)	New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

(l)	Recently Adopted Accounting Standards

The Plan adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109, Accounting for Income Taxes. Fin 48 also provides a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not have a significant impact on the financial statements of the Plan.

(3)	Investments

Net appreciation in fair value of investments is comprised of the following for the year ended December 31, 2007 and 2006:

	2007	2006
Shares in registered investment company funds	$5,157,689	$5,553,631
FLIR Systems, Inc. common stock	17,220,524	6,042,243

	$22,378,213	$11,595,874

8	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 11, 2006, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since that date, however, management believes that the Plan is designed and continues to operate in compliance with the IRC.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may elect, at its discretion, to make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.

(6)	Related Party Transactions

Certain Plan investments are shares in registered investment company funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.

The Plan has allows for investments in FLIR Systems, Inc. common stock. FLIR is the Plan Sponsor, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transactions” in provisions of ERISA and IRC.

9	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(7)	Reconciliation to the Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$130,348,266	$98,924,354
Deemed distributions of participant loans not recorded on the financial statements	(62,270)	(70,495)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,389)	(12,900)

Net assets available for benefits per the Form 5500	$130,270,607	$98,840,959

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year ended December 31, 2007
Net appreciation in fair value of investments per the financial statements	$22,378,213
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2007	(2,489)

Net appreciation in fair value of investments per the Form 5500	$22,375,724

The following is a reconciliation of benefits and withdrawals paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2007
Benefits and withdrawals per the financial statements	$9,010,935
Change in deemed distributions	(8,225)

Benefit payments per the Form 5500	$9,002,710

Schedule 1

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Schedule H – Part IV – Line 4i – Schedule of Assets Held at End of Year

December 31, 2007

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
*Fidelity Investments	Fidelity Retirement Money Market Portfolio	$6,450,693
	Shares in registered investment company funds:
Baron Funds	Baron Growth Fund	9,034,489
DFA Investment Dimensions Group Inc.	DFA Emerging Markets Value Portfolio Fund	12,893,830
The Vanguard Group	Vanguard Mid-Cap Index Fund	6,703,318
Pacific Investment Management Company	PIMCO Total Return Fund	7,015,144
Dodge & Cox	Dodge & Cox Stock Fund	5,802,109
American Funds	Growth Fund of America	2,541,749
Goldman Sachs	Goldman Sachs Mid Cap Value Fund	2,171,774
Royce & Associates, LLC	Royce Pennsylvania Mutual Investment Fund	28,632
*Fidelity Investments	Spartan US Equity Index Fund	6,815,640
*Fidelity Investments	Fidelity Contrafund	12,375,793
*Fidelity Investments	Fidelity Balanced Fund	6,972,334
*Fidelity Investments	Fidelity Diversified International Fund	9,239,236
*Fidelity Investments	Fidelity Freedom Income Fund	195,168
*Fidelity Investments	Fidelity Freedom 2000 Fund	1,314
*Fidelity Investments	Fidelity Freedom 2005 Fund	99,370
*Fidelity Investments	Fidelity Freedom 2010 Fund	206,847
*Fidelity Investments	Fidelity Freedom 2015 Fund	1,713,738
*Fidelity Investments	Fidelity Freedom 2020 Fund	592,022
*Fidelity Investments	Fidelity Freedom 2025 Fund	1,332,149
*Fidelity Investments	Fidelity Freedom 2030 Fund	1,442,777
*Fidelity Investments	Fidelity Freedom 2035 Fund	482,137
*Fidelity Investments	Fidelity Freedom 2040 Fund	261,707
*Fidelity Investments	Fidelity Freedom 2045 Fund	98,363
*Fidelity Investments	Fidelity Freedom 2050 Fund	11,172
	Common and colletive trust:
*Fidelity Investments	Fidelity Managed Income Portfolio Fund	1,416,011
*FLIR Systems, Inc.	Common stock:
	FLIR Systems, Inc. common stock	33,517,241
*Participants	Participant loans (4.00% to 9.25% maturing through 2055)	918,120

	Total investments	$130,332,877

*	Represents a party-in-interest transaction as of December 31, 2007

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLIR Systems, Inc. 401(k) Savings Plan

Date: June 30, 2008	FLIR Systems, Inc.
(Plan Sponsor)

	By:	/s/ Stephen M. Bailey
Stephen M. Bailey
Sr. Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer and Duly Authorized Officer)